UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

Sondors, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-1040190
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

23823 Malibu Road, Suite 50 #129

Malibu, CA 90265

(Full mailing address of principal executive offices)

(310) 487-4889

Issuer’s telephone number, including area code

SONDORS, INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2018

AND THE PERIOD FROM MARCH 15, 2017 (INCEPTION) TO JUNE 30, 2017

(UNAUDITED)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our company,” “us,” and “our” refer to Sondors, Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Overview

We were incorporated in Delaware on March 15, 2017 (“Inception”). We were formed to market and sell the existing line of SONDORS electric bikes and may design, market, and sell new models, pursuant to a royalty-free license granted by Sondors Global, LLC, which holds the patents, trademarks, and other intellectual property for SONDORS electric bikes. We purchase our electric bikes, components, and accessories from an affiliated entity, Sondors, Inc., a California corporation (“Sondors Manufacturing”), for cost plus up to 5%. Sondors Manufacturing was previously in the business of manufacturing SONDORS electric bikes, components, and accessories, as well as marketing and selling SONDORS electric bikes, components, and accessories. However, Sondors Manufacturing has ceased marketing and selling activities. Sondors Manufacturing has a license from Sondors Global, LLC, to manufacture SONDORS electric bikes.

Results of Operations for the Six Months Ended June 30, 2018 and the Period from Inception to June 30, 2017

Revenue increased to $2,980,058 from $306,067 for the six months ended June 30, 2018 and the period from Inception to June 30, 2017, respectively. The increase was primarily due to six months of operations in 2018, as compared to three months of operations in 2017, as well as greater market awareness.

Cost of revenue increased to $2,396,786 from $231,592 for the six months ended June 30, 2018 and the period from Inception to June 30, 2017, respectively. The increase was due to higher revenue, as well as higher product costs.

Advertising and marketing expenses increased to $142,228 from $106,051 for the six months ended June 30, 2018 and the period from Inception to June 30, 2017, respectively, primarily due to Facebook advertising and Google AdWords costs.

Design and development expenses decreased to $0 from $2,325 for the six months ended June 30, 2018 and the period from Inception to June 30, 2017, respectively, due to lower web development costs.

General and administrative expenses increased to $324,699 from $25,605 for the six months ended June 30, 2018 and the period from Inception to June 30, 2017, respectively, primarily due to higher contractor costs, legal expenses, and professional fees.

As a result of the forgoing, the Company had net income of $74,819 for the six months ended June 30, 2018, as compared to a net loss of $59,466 for the period from Inception to June 30, 2017.

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Liquidity and Capital Resources

Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2018	2017
Net cash provided by:
Operating activities	$162,112	$792,488
Financing activities	$42,950	$—

Operating Activities

Cash provided by operating activities decreased to $162,112 from $792,488 for the six months ended June 30, 2018 and the period from Inception to June 30, 2017, respectively. The decrease was primarily due to changes in working capital usage.

Financing Activities

Cash provided by financing activities increased to $42,950 from $0 for the six months ended June 30, 2018 and the period from Inception to June 30, 2017, respectively. The increase was due to the issuance of common stock for cash through the Company’s Regulation A offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Annual Report for the period from March 15, 2017 (Inception) to December 31, 2017 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that can be expected for the year ending December 31, 2018.

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SONDORS, INC.

BALANCE SHEETS

	June 30, 2018	December 31, 2017
	(UNAUDITED)
ASSETS

Current Assets
Cash and equivalents	$385,797	$180,735
Advances to related parties	1,151,066	1,310,555
Prepaid expenses	5,999	69,941
Other current assets	—	238,502
Total Current Assets	1,542,862	1,799,733

Total Assets	$1,542,862	$1,799,733

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$81,833	$31,191
Accrued liabilities	269,012	320,256
Deferred revenue	91,940	507,631
Total Current Liabilities	442,785	859,078

Long-Term Liabilities
Deferred tax liability	266,853	225,200
Total Long-Term Liabilities	266,853	225,200
Total Liabilities	709,638	1,084,278

Commitments and Contingencies (Note 4)

Stockholders’ Equity
Common stock: 20,000,000 shares authorized; $0.0001 par value; 6,614,534 and 6,611,485 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	661	661
Additional paid-in capital	374,716	336,177
Subscription receivable	(22,930)	(27,341)
Retained earnings	480,777	405,958
Total Stockholders’ Equity	833,224	715,455
Total Liabilities and Stockholders’ Equity	$1,542,862	$1,799,733

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended June 30,
	2018	2017
Revenue	$2,980,058	$306,067
Cost of goods sold	2,396,786	231,592
Gross Profit	583,272	74,475

Operating Expenses:
Advertising and marketing	142,228	106,051
Design and development	—	2,325
General and administrative	324,699	25,605
Total Operating Expenses	466,927	133,981
Operating Income (Loss)	116,345	(59,506)

Other Income
Interest income	127	40
Income (Loss) Before Income Taxes	116,472	(59,466)
Provision for income taxes	41,653	—
Net Income (Loss)	$74,819	$(59,466)

Earnings per Common Share – Basic	$0.01	$(0.01)
Weighted Average Common Shares Outstanding – Basic	6,613,700	6,583,335
Earnings per Common Share – Diluted	$0.01	$(0.01)
Weighted Average Common Shares Outstanding –Diluted	6,619,211	6,583,335

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS, INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$74,819	$(59,466)
Adjustments to reconcile net income (loss) to cash flows provided by operating activities:
Provision for deferred taxes	41,653	—
Changes in operating assets and liabilities:
Prepaid expenses and other assets	302,444	(54,160)
Advances to related parties	159,489	(986,367)
Accounts payable and accrued liabilities	(602)	85,999
Deferred revenue	(415,691)	1,806,482
Net cash provided by operating activities	162,112	792,488

CASH FLOWS FROM FINANCING ACTIVITIES:
Common stock issued for cash	50,146	—
Offering costs	(7,196)	—
Net cash provided by financing activities	42,950	—

Increase in cash and equivalents	205,062	792,488
Cash, Beginning of Period	180,735	—
Cash, End of Period	$385,797	$792,488

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Income taxes	$—	$—
Interest	$—	$—

Non-cash financing activities:
Issuance of warrants	$3,287	$—

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Common Stock		Additional Paid-in	Subscriptions	Accumulated	Stockholders’
	Shares	Amount	Capital	Receivable	Deficit	Equity
December 31, 2017	6,611,485	$661	$336,177	$(27,341)	$405,958	$715,455
Common stock issued for cash	3,049	—	45,735	4,411	—	50,146
Offering costs	—	—	(7,196)	—	—	(7,196)
Net income	—	—	—	—	74,819	74,819
June 30, 2018	6,614,534	$661	$374,716	$(22,930)	$480,777	$833,224

The accompanying notes are an integral part of these unaudited financial statements.

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SONDORS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

AND THE PERIOD FROM MARCH 15, 2017 (INCEPTION) TO JUNE 30, 2017

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Sondors, Inc. (which may be referred to as "Sondors," the "Company," "we," "us," or "our") was incorporated on March 15, 2017 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Malibu, California.

The Company markets and sells an existing line of electric bikes under the SONDORS brand, and may design, market, and sell new electric bike models in the United States and abroad pursuant to a royalty-free license granted by Sondors Global, LLC, which holds the patents, trademarks, and other intellectual property for SONDORS electric bikes. An existing operating California company with a like name, Sondors, Inc. (“Sondors Manufacturing”), which was previously in the business of marketing and selling SONDORS electric bikes, components, and accessories, has ceased its marketing and sales activities. However, it continues to develop and manufacture SONDORS electric bikes, components, and accessories.

Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the year ending December 31, 2018. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the period from Inception to December 31, 2017 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the period from Inception to December 31, 2017 included within the Company’s Form 1-K as filed with the Securities and Exchange Commission.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

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The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2018. Fair values of the Company’s financial instruments were assumed to approximate carrying values because of the instruments’ short-term nature.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders’ equity totaled $7,196 and $0 for the six months ended June 30, 2018 and the period from Inception to June 30, 2017, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. Revenue is recorded when orders are fulfilled. The Company recognized deferred revenue in all instances where the product has not yet been delivered.

Sales Taxes

The Company collects sales tax from customers and remits the entire amount to the applicable sales tax jurisdictions. The Company excludes sales tax from revenues and cost of goods sold.

Warranty Costs

The Company’s products are subject to a standard 30-day warranty. Historically, warranty costs have been minimal, and the related expense has been recorded at the time the warranty service is performed. Accordingly, no warranty reserves were recorded as of June 30, 2018 or December 31, 2017.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $23,974 and $23,250 for the six months ended June 30, 2018 and the period from Inception to June 30, 2017, respectively.

Income Taxes

The Company applies ASC 740, Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Earnings per Share

The Company presents earnings per share (“EPS”) and diluted EPS on the face of the statement of operations. Basic earnings per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the six months ended June 30, 2018, the Company had 5,511 dilutive warrants outstanding. For the period from Inception to June 30, 2017, the Company had no dilutive securities outstanding.

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Concentration of Credit Risk

The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

During the six months ended June 30, 2018 and the period from Inception to June 30, 2017, the Company had a related-party supplier that accounted for 100% of its product purchases. The loss of this related-party supplier would have a material impact on the Company’s operations and financial statements.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period from Inception to June 30, 2018, the Company paid for inventory deposits to Sondors Manufacturing, an affiliated entity owned by our Chief Executive Officer, and from time-to-time made other advances to Sondors Manufacturing and other entities owned by our Chief Executive Officer. The primary reason for these payments was to pay for supplier deposits on inventory, which are needed because of the lead times required by suppliers to procure component parts. We purchase our products that are sold to our customers from Sondors Manufacturing for cost plus 5% under an arrangement with no stated end date. The reduction of these advances is solely based on when inventory is delivered to the end customer for confirmed orders, or, from time-to-time, when Sondors Manufacturing pays for expenses on behalf of the Company. No funds are expected to be repaid as all advances should be reduced through delivery of products to our customers.

The Company has determined that Sondors Manufacturing is a variable interest entity in which the Company holds a variable interest but is not the primary beneficiary. As of June 30, 2018 and December 31, 2017, the Company’s variable interest in Sondors Manufacturing was $1,151,066 and $1,310,555, respectively, and is recorded in advances to related parties within current assets on the balance sheet. The Company’s maximum exposure to loss as a result of its involvement with Sondors Manufacturing is $1,151,066 as of June 30, 2018. There are no arrangements, guarantees, or commitments that would require the Company to provide ongoing financial support to Sondors Manufacturing.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or any of its officers.

The Company has not yet filed certain sales tax returns for 2017 and 2018. To remediate this deficiency, the Company may incur underpayment and delinquency penalties, each of which may be a minimum of 10% of the unpaid tax depending on the amount of elapsed time from the due date, as well as interest.

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NOTE 5 - STOCKHOLDERS’ EQUITY

Common Stock

During the six months ended June 30, 2018, the Company sold 3,049 shares of common stock through its Regulation A offering with gross proceeds totaling $45,735. The Company incurred related offering costs of $7,196.

During the six months ended June 30, 2018, the Company received $27,341 in settlement of its subscription receivable at December 31, 2017. The Company received an additional $15,609 related to the shares sold during the six months ended June 30, 2018. As of June 30, 2018, the Company had a remaining subscription receivable of $22,930.

Warrants

Based on monies raised through our Regulation A offering during the six months ended June 30, 2018, the Company was required to issue 522 warrants to purchases shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $15.00 and a term of five years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. In 2017, the Company adopted ASU 2017-11, which changed the classification analysis of certain equity-linked financial instruments (or embedded features) with down-round features. Accordingly, the value of these warrants is contained within equity both increasing and decreasing additional paid-in capital for a net zero effect. The Company valued these warrants at $3,287 using an expected life of five years, volatility of 44%, and a risk-free rate of 2.73%.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2018 through December 26, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

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ITEM 4. EXHIBITS

Exhibit No.	Exhibit Description
1.0*	Posting Agreement with StartEngine Crowdfunding, Inc.
2.1*	Certificate of Incorporation
2.2*	Bylaws
4.1*	Form of Subscription Agreement

Notes:

* Previously filed

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	Sondors, Inc.

Date: December 26, 2018	By:	/s/ Storm Sondors
Storm Sondors
Chief Executive Officer

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